Exhibit 99.1

Hyundai Glovis Sale-and-Charterback transaction and refinancing of Flex Ranger fully executed

29.07.2019 06:30:00
Hamilton, Bermuda

July 29, 2019

Flex LNG Ltd. ("Flex LNG" or the "Company") is pleased to announce the successful closing and completion of the sale-and-charterback transaction with Hyundai Glovis Co Ltd. ("Hyundai Glovis") announced in April (the "Glovis SCB"). Under the transaction, the vessels Flex Endeavour and Flex Enterprise have been sold for a gross consideration of $420m, with a net consideration of $300m to the Company adjusted for a non-amortizing and non-interest bearing seller's credit of $120m in total. Both vessels will be chartered back on a time-charter basis to subsidiaries of Flex LNG for a period of ten years, and the Company will have options to acquire the vessels during the term of the time-charters.

Flex Endeavour and Flex Enterprise were, together with Flex Ranger, financed under a $315m term loan facility (the "$315m Facility") due 2023. In addition to the Glovis SCB, the Company has also closed and refinanced the remaining tranche for Flex Ranger, and the total outstanding of $294m under the $315m Facility has been prepaid in full. The Flex Ranger has been refinanced with a new $100m bank loan divided into a $50m term loan and a $50m revolving facility. The new loan has an improved margin of 2.25% p.a., compared to 2.85% p.a. under the $315m Facility. The tenor is 5 years and the age adjusted repayment profile is 19 years. Other terms and conditions are similar to the $250m financing for Flex Constellation and Flex Courageous announced in February.

Øystein Kalleklev, CEO of Flex LNG Management AS, commented:

"We are very satisfied with the successful closing of the Glovis SCB according to plan, and highly appreciate the close and good working relationship with Hyundai Glovis throughout this process. In connection with the Glovis SCB we also decided to improve our capital structure by refinancing Flex Ranger at better terms and conditions. The $50m revolving facility under the new loan will also enable us to optimize the excess cash resulting from the Glovis SCB, which released in excess of $100m to us. The two transactions improve our financial flexibility to return earnings to our shareholders when market conditions improve."

About FLEX LNG Ltd.

FLEX LNG is a shipping company focused on the growing market for the transportation of liquefied natural gas (LNG). Its fleet consists of thirteen modern LNG ships, five on the water and eight under construction for delivery throughout 2019-2021. All of our LNG carriers are equipped with advanced two-stroke engines MEGI or X-DF propulsion which provide charterers with state of the art tonnage, offering significant advantages in the form of reduced fuel consumption and lower boil off rates. Flex LNG is listed on NYSE and OSE under the ticker "FLNG".

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believes", "expects", "intends", "plans", "estimates" and similar expressions identify forward-looking statements. The forward-looking statements contained in this press release, including assumptions, opinions and views of the Company or cited from third-party sources, are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. The Company does not provide any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does the Company accept any responsibility for the future accuracy of the opinions expressed in the presentation or the actual occurrence of the forecasted developments.  In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.  These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company assumes no obligation to update any forward-looking statements or to conform these forward-looking statements to actual results.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act or the Continuing Obligations of Oslo Børs.

For further information, please contact:

For more info please contact: Harald Gurvin, Chief Financial Officer.